SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

[redacted]

03003027

January 6, 2003

By Fax

03 JAN 13 AM 9:43

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

<u>Re: Altai Resources Inc. ("Altai") - Incentive Stock Option</u>

On January 2, 2003 Niyazi Kacira has exercised stock option of 30,000 shares at exercise price of $0.30 per share.

Including the above stock option exercise, Altai's number of outstanding stock option shares is 1,566,000 shares, leaving 697,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,

ALTAI RESOURCES INC.

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

Maria Au
Secretary-Treasurer

dlw 1/14

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
✓ United States Securities & Exchange Commission
- Attn: Office of International Corporate Finance (By mail)

atcr002~tsxventure.op.30106/ik